

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2014

<u>Via E-mail</u>
David Crane
President and Chief Executive Officer
NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

> **Re:** **NRG Energy, Inc., NRG Yield Inc. and GenOn Energy, Inc.**
> **Forms 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014, February 28, 2014 and March 3, 2014**
> **File No. 001-15891, 001-36002 and 001-16455**

Dear Mr. Crane:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: Gerald T. Nowak